Filed by Covidien plc

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Covidien plc

Filer’s SEC File No.: 001-33259

Date: June 16, 2014

EMPLOYEE FAQs

1.	What was announced today?

•	Covidien has announced that its Board of Directors has approved a definitive agreement under which Medtronic has agreed to acquire Covidien in a cash-and-stock transaction currently valued at $93.22 per Covidien share, or a total of approximately $42.9 billion.

2.	Who is Medtronic, Inc.?

•	Founded in 1949 and headquartered in Minneapolis, Minnesota, Medtronic is a global leader in medical technology, services and solutions with operations in more than 140 countries.

•	Medtronic offers an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes and chronic pain.

•	Medtronic prides itself on improving lives every 3 seconds: through its work on patents, clinical trials, medical conditions and solving complex medical challenges every day.

3.	Why is Covidien combining with Medtronic?

•	We believe joining with Medtronic marks the next chapter in our journey and represents an opportunity to accelerate our long-term goal of treating more patients throughout the world.

•	Medtronic offers an extensive portfolio of therapy, procedural and systems innovations, including treatments for heart disease, diabetes and chronic pain.

•	Together, our combined company will be able to offer one of the broadest and most proven portfolios of products, services and solutions to treat disease and improve surgical outcomes.

4.	What will the combined company be called? Where will it be headquartered and domiciled? Who will lead it?

•	After the completion of the transaction, the combined company will be called Medtronic plc. It will have its global headquarters in Ireland, Covidien’s current headquarters, where both companies have a longstanding presence.

•	The combined company will be led by Omar Ishrak, current Chairman and CEO of Medtronic, and will maintain its U.S. headquarters in Minneapolis.

5.	What will happen to Covidien’s headquarters in Mansfield, Massachusetts? What about Covidien’s other locations and facilities around the world?

•	It’s too soon to discuss specific location impact.

•	Our businesses are highly complementary and have limited overlap in sales, marketing and R&D.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

6.	What does this announcement mean for my position at Covidien? Will there be layoffs?

•	This combination is in large part about growth. Our businesses are highly complementary and there are strong teams at both companies.

•	Each employee base brings enormous expertise and customer relationships that, when combined, will be a formidable combination of human talent and creativity.

•	There is relatively limited overlap in our sales, marketing and R&D organizations. We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization.

•	There will likely be some redundancies in administrative functions, but there will be a thorough review of those areas as part of the integration process.

•	We will keep employees updated as those efforts progress.

•	Until the transaction is completed, we remain an independent company, and we should each be focused on doing our jobs, which includes continuing to deliver to our customers, and our results for the quarter and the rest of the fiscal year.

7.	Should Covidien employees expect any changes to benefits and compensation?

•	Until the transaction is completed, Covidien and Medtronic remain independent companies and your salary and benefits remain unchanged.

•	As we learn more about the benefits and compensation programs of Medtronic we will share the programs they offer with our employees.

8.	Will there be new opportunities in terms of jobs and relocation? Will I be asked to relocate? Will I have the opportunity to relocate?

•	We expect there will be exciting opportunities for employees of both companies as part of a larger, more diversified global organization. Both Covidien and Medtronic have proven teams of talented and experienced employees, and sales forces with strong customer relationships.

•	Together, we believe that we will have the scale and resources to become an even stronger leader in the rapidly evolving global healthcare industry.

•	Specific opportunities will be addressed after integration.

9.	What are plans to integrate the two companies?

•	As we move ahead, we will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth and orderly transition. We will keep employees updated as important decisions are made.

10.	What will happen to Covidien’s R&D efforts?

•	The combined company will have an even greater R&D pipeline. In particular, the combined company will remain strongly committed to the U.S. market through enhanced R&D investment and as a healthcare innovator, strategic business partner and employer of choice. It is important to note that there is relatively little overlap between the R&D organizations of the two companies.

11.	What can employees expect between now and the close of the transaction?

•	As we move forward, until the close of this transaction, we will continue to operate as an independent company.

•	Importantly, we all need to remain focused on doing our jobs and delivering value to our customers and patients.

•	We will assemble an integration planning team – comprised of leaders from both Covidien and Medtronic – which will determine how to best unite the organizations and ensure a smooth and orderly transition. We will keep employees updated as important decisions are made.

12.	How will the transaction affect relationships with customers?

•	We expect a seamless transition for all of our customers after the transaction closes. Prior to the closing of the transaction, we expect that our customers’ and partners’ interactions with us will remain unchanged.

•	As part of the integration process, we will be evaluating the best ways to leverage the combined strengths of both companies to meet the needs of the evolving healthcare environment.

13.	What happens if I own Covidien ordinary shares?

•	If the transaction closes, Covidien shareholders will receive $35.19 in cash and 0.956 of a Medtronic plc ordinary share for every ordinary share of Covidien owned.

14.	As an employee of Covidien, I have been awarded, and still hold equity as part of my compensation. What will happen to this equity as a result of this acquisition?

•	All restricted unit (RSU) and performance unit (PSU) awards which are unvested as of the closing date will be “cashed-out” by Medtronic and employees will receive $35.19 in cash and 0.956 shares of Medtronic for every Covidien share. For this purpose, the performance multiplier for PSU awards will be based on the Company’s total shareholder return determined through a performance period that ends shortly before the closing date of the acquisition.

•	All outstanding options (both unvested and vested but unexercised as of the closing date) will be converted to Medtronic options and will continue to vest according to the applicable vesting schedule.

•	If the closing does not occur before the end of calendar year 2014, outstanding equity awards will vest in the ordinary course in December, 2014.

•	Any equity award converted to a Medtronic award on the closing will provide change in control protection for 24-months—meaning that if the equity award holder is involuntarily terminated by Medtronic (other than for cause) or resigns for good reason (as defined in the equity award agreement) within 24 months after the closing, the equity award fully vests.

15.	Will there be an FY15 Equity Grant for eligible employees?

•	If the closing has not occurred by November 1, 2014, Covidien will issue FY15 equity awards in December 2014. This process will begin in September, as planned and will be consistent with past practices.

•	The FY15 equity awards will be issued in the form of RSUs and will be converted to Medtronic RSUs on the closing date.

•	If an employee who holds an FY15 equity award is terminated on the closing date in a qualifying termination of employment (i.e., an involuntary termination of employment other than for cause), their FY15 equity grant will fully vest.

16.	What will happen to my FY14 Annual Incentive Plan (AIP) Bonus?

•	The FY14 bonus will be paid based on actual performance through the end of the fiscal year and will be paid at the same time as currently scheduled on December 17, 2014.

17.	When is the transaction expected to close?

•	The transaction is expected to close in the fourth calendar quarter of 2014 or early 2015, subject to approvals from both Medtronic and Covidien shareholders, regulatory approvals and certain other closing conditions.

18.	What do I do if I’m asked about the transaction?

•	This announcement may draw attention from the media and other outside parties, and it is important that Covidien speaks with one voice.

•	If you receive any media inquiries, please forward them to Peter Lucht, at (508) 452-4168 or peter.lucht@covidien.com, or Lisa Clemence, at (508) 452-4375 or lisa.clemence@covidien.com.

•	For vendors or customers, please refer them as you normally would within the organization. Employees who work directly with these groups will be provided information to share with them.

19.	Where can employees obtain additional information?

•	Town hall meetings will be occurring throughout the world in the coming days, to give you the opportunity to hear from your leaders regarding the transaction and ask questions.

•	In the meantime, please review the materials on the Pulse [link to web site with video message, Medtronic fact sheet, employee presentation, press release].

•	If you have any immediate questions or concerns, please share them with us by [clicking the following link [insert link]] OR sending an e-mail to Corporate.Communications@covidien.com.

The directors of Covidien accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Covidien (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the acquisition, the merger or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

New Medtronic will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include the Joint Proxy Statement of Medtronic and Covidien that also constitutes a Prospectus of New Medtronic. Medtronic and Covidien plan to mail to their respective shareholders the Joint Proxy Statement/Prospectus (including the Scheme) in connection with the transactions. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING THE SCHEME) AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MEDTRONIC, COVIDIEN, NEW MEDTRONIC, THE TRANSACTIONS AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed with the SEC by New Medtronic, Medtronic and Covidien through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Medtronic and New Medtronic with the SEC by contacting Medtronic Investor Relations at investor.relations@medtronic.com or by calling 763-505-2692, and will be able to obtain free copies of the Joint Proxy Statement/Prospectus (including the Scheme) and other documents filed by Covidien by contacting Covidien Investor Relations at cole.lannum@covidien.com or by calling 508-452-4343.

PARTICIPANTS IN THE SOLICITATION

Medtronic, New Medtronic and Covidien and certain of their respective directors and executive officers and employees may be considered participants in the solicitation of proxies from the respective shareholders of Medtronic and Covidien in respect of the transactions contemplated by the Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Medtronic and Covidien in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Medtronic’s directors and executive officers is contained in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and its Proxy Statement on Schedule 14A, dated July 12, 2013, which are filed with the SEC. Information regarding Covidien’s directors and executive officers is contained in Covidien’s Annual Report on Form 10-K for the fiscal year ended September 27, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC.

Medtronic Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to New Medtronic’s and/or Medtronic’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Medtronic’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Medtronic’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Medtronic’s current expectations depending upon a number of factors affecting New Medtronic’s business, Medtronic’s business, Covidien’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful close of, the Covidien acquisition; subsequent integration of the Covidien acquisition and the ability to recognize the anticipated synergies and benefits of the Covidien acquisition; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; the impact of competitive products and pricing; access to available financing (including financing for the acquisition or refinancing of Medtronic or Covidien debt) on a timely basis and on reasonable terms; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the medical device industry, including competition in the medical device industry; product liability claims; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; variability of trade buying patterns; the timing and success of product launches; the difficulty of predicting the timing or outcome of product development efforts and regulatory agency approvals or actions, if any; potential for adverse pricing movement; costs and efforts to defend or enforce intellectual property rights; difficulties or delays in manufacturing; reduction or interruption in supply; product quality problems; the availability and pricing of third-party sourced products and materials; risks associated with self-insurance and commercial insurance; successful compliance with governmental regulations applicable to New Medtronic’s, Medtronic’s and Covidien’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; health care policy changes; risks associated with international operations; changes in tax laws or interpretations that could increase New Medtronic’s or Medtronic’s consolidated tax liabilities, including, if the transaction is consummated, changes in tax laws that would result in New Medtronic being treated as a domestic corporation for United States federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Medtronic’s periodic public filings with the SEC, including but not limited to Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 26, 2013 and from time to time in Medtronic’s other investor communications. Except as expressly required by law, each of New Medtronic and Medtronic disclaims any intent or obligation to update or revise these forward-looking statements.

Covidien Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Covidien’s estimated or anticipated future results, including estimated synergies, or other non-historical facts are forward-looking statements that reflect Covidien’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate,” “believe,” “plan,” “could,” “should,” “estimate,” “expect,” “forecast,” “outlook,” “guidance,” “intend,” “may,” “might,” “will,” “possible,” “potential,” “predict,” “project,” or other similar words, phrases or expressions. It is important to note that Covidien’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Covidien’s current expectations depending upon a number of factors affecting Covidien’s business, Medtronic’s business and risks associated with the proposed transactions. These factors include, among others, the inherent uncertainty associated with financial projections; the timing to consummate the proposed transactions; the risk that a condition to closing of the proposed transactions may not be satisfied; the risk that the required regulatory approvals for the proposed transactions are not obtained, are delayed or are subject to conditions that are not anticipated; New Medtronic’s ability to achieve the synergies and value creation contemplated by the proposed transactions; the anticipated size of the markets and continued demand for Medtronic’s and Covidien’s products; New Medtronic’s ability to promptly and effectively integrate Medtronic’s and Covidien’s businesses; the diversion of management time on transaction-related issues; competitive factors and market conditions in the industry in which Covidien operates; Covidien’s ability to obtain regulatory approval and customer acceptance of new products, and continued customer acceptance of its existing products; and the other risks identified in Covidien’s periodic filings including its Annual Report on Form 10-K for the fiscal year ended September 27, 2013, and from time to time in Covidien’s other investor communications. We caution you that the foregoing list of important factors is not exclusive. In addition, in light of these risks and uncertainties, the matters referred to in Covidien’s forward-looking statements may not occur. Covidien undertakes no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as may be required by law.

Statement Required by the Irish Takeover Rules

No statement in this announcement is intended to constitute a profit forecast for any period, nor should any statements be interpreted to mean that earnings or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for Medtronic or Covidien or New Medtronic as appropriate. No statement in this announcement constitutes an asset valuation.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS